Exhibit D-5.4

                                    DE 99-035

                           NEW ENGLAND ELECTRIC SYSTEM

                   Petition Regarding Proposed Merger between
                        NEES and National Grid Group plc

                          Order on Motion for Rehearing

                              O R D E R N O. 23,353

                                November 29, 1999

     APPEARANCES: Carlos A. Gavilondo, Esq. and Thomas G. Robinson, Esq. Attorneys for New England Energy System Companies; Scott J. Mueller, Esq. and Paul Connolly of LeBoeuf, Lamb, Greene & MacRae, LLP for National Grid Group; Wynn E. Arnold, Esq., Assistant Attorney General, for the Governor's Office of Energy and Community Services; Michael W. Holmes, Esq. for the Office of Consumer Advocate, representing residential ratepayers; Dennis A. Hebert for the Campaign for Ratepayers Rights; Rep. Jeb E. Bradley; Timothy W. Fortier for the Business & Industry Association of New Hampshire; Larry S. Eckhaus, Esq. for the Staff of the New Hampshire Public Utilities Commission; and Gary Epler, Esq., Commission General Counsel.

     I. PROCEDURAL HISTORY

     This proceeding concerns the proposed acquisition of New England Electric System (NEES), parent company of Granite State Electric Company (GSEC), by National Grid Group plc (NGG). On March 19, 1999, NEES and NGG gave the Commission formal notice of the merger and represented that the acquisition would have no adverse effect on New Hampshire ratepayers. In Order No. 23,202 (April 21, 1999), we concluded that we had authority to conduct further proceedings notwithstanding the Companies' representation. Hearings were held on June 24 and 25, 1999.

Exhibit D-5.4

DE 99-035                        -2-

     On October 4, 1999, we issued Order No. 23,308, approving the proposed merger. We further declined to impose a blanket prohibition on NGG recovery, through rates charged to GSEC customers in New Hampshire, of some portion of the acquisition premium, i.e., the sum in excess of NEES' book value that NGG has agreed to pay NEES shareholders. We concluded that the issue was not ripe for consideration because the Companies were not seeking recovery of the acquisition premium in the docket and further indicated that such an issue is properly considered in the context of a rate case. However, we expressed concerns about whether NGG could ever demonstrate circumstances - e.g., savings to customers related to the merger - that would justify recovery of the acquisition premium, and we directed NGG or its subsidiaries to ask the Commission to take administrative notice of the record in this docket in the event NGG or its subsidiaries ever seek recovery of any portion of the acquisition premium from New Hampshire ratepayers. Commissioner Brockway issued a separate opinion concurring in part and dissenting in part.

     Now  pending is a motion  for  rehearing  filed by the  Office of  Consumer
Advocate (OCA). According to OCA, approving the merger without a condition ruling out acquisition premium recovery is in derogation of the applicable "no net harm" test

Exhibit D-5.4

DE 99-035                        -3-

because such an approval leaves ratepayers open to the risk of being required to pay some portion of the acquisition premium in the future. OCA further contends that we improperly leave ratepayers exposed to "adverse risk" by not using this occasion to offset GSEC's previously approved stranded cost recovery to reflect the gain received by NEES shareholders on the sale of their company to NGG. According to OCA, we have the authority to do this under the electric utility restructuring statute, RSA 374-F.

     Granite State Taxpayers (GST) has advised the Commission by letter that it supports OCA's rehearing motion. However, GST states that it does not seek a reversal or reconsideration of the substantive determinations already made, but merely requests "clarification that nothing in the Commission's decision allows for the addition of the acquisition premium to the distribution rate base without further Commission action" or controls how the Commission would treat other merger transactions presenting different circumstances.

     NEES and NGG oppose OCA's motion. The Business & Industry Association of New Hampshire has indicated that it does not support OCA's rehearing request. Staff has not taken a position, nor have any of the other intervenors.

Exhibit D-5.4

DE 99-035                        -4-

II. COMMISSION ANALYSIS

     We discern no basis for rehearing. On the issue of whether it is necessary for us to rule out recovery of any portion of the acquisition premium in order to approve the proposed merger under the "no net harm" test and any other applicable legal principles, OCA raises no arguments that were not fully considered in our previous opinion.

     In essence, OCA contends that it is only equitable to require ratepayers and shareholders to share the gain on the sale of profitable assets when they are sharing the loss, through stranded cost recovery, from the sale of GSEC's generation assets at less than book value. To the extent that OCA's argument is grounded in RSA 374-F, we agree that the electric utility restructuring statute provides us with the authority to revisit the issue of GSEC's stranded cost recovery in appropriate circumstances as noted below. See RSA 374-F:3, XII(a) (authorizing stranded cost recovery in context of rates that are "equitable, appropriate, and balanced"); (c) (obligating utilities "to take all reasonable measures to mitigate stranded costs"); (d) (noting that stranded costs must be determined on net basis and "should be reconciled to actual electricity market conditions from time to time"); see also RSA 374-F:4, VI ("The commission is authorized to allow utilities to collect a stranded


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Exhibit D-5.4

DE 99-035                        -5-

cost recovery charge, subject to its determination in the context of a rate case or adjudicated settlement proceeding") (emphasis added). When we approved GSEC'S proposed restructuring settlement in Docket No. DR 98-012, we indicated that the Commission's review of the divestiture of NEES' nuclear assets will include a review of stranded costs under RSA 374-F:3,XII. Order No. 23,041, 83 NHPUC 532 at 553 (1998). This will also provide an appropriate opportunity to consider what effect, if any, that the gain on the sale of NEES would have on the amount of stranded costs associated with GSEC's share of NEES' nuclear assets in the dockets that review the sale of those nuclear assets. In addition, to the extent necessary, in response to GST's request, we hereby clarify that nothing in our decision allows for the addition of an acquisition premium in rates without further Commission action.

     Based upon the foregoing, it is hereby

     ORDERED, that the pending motion for rehearing is GRANTED to the extent clarified above and that the motion for rehearing is otherwise DENIED.

Exhibit D-5.4
DE 99-035                        -6-

     By order of the Public Utilities Commission of New Hampshire this twenty-ninth day of November, 1999.


//signed//                                           //signed//
Douglas L. Patch                                     Susan S. Geiger
Chairman                                             Commissioner


                    Separate Opinion By Commissioner Brockway

     Commissioner Brockway concurs in this opinion to the extent of the clarifications contained therein.


                                                       //signed//
                                                       Nancy Brockway
                                                       Commissioner




Attested by:


//signed//
Thomas B. Getz
Executive Director and Secretary